UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 12, 2010

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Nova Unveils the Nova i500™ Next Generation Integrated Metrology”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2010	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green GCCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Unveils the Nova i500™ Next Generation Integrated Metrology

Tool has been qualified on an industry leading CMP platform

REHOVOT, Israel, July 12, 2010 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today uncovered its next generation Integrated Metrology platform targeted at advanced technology nodes of 22nm and below. The Nova i500 went through rigorous testing and is now qualified on an industry leading CMP (chemical-mechanical polishing) platform. The company also reported it is already in the process of receiving initial tool orders.

The Nova i500 sets a new benchmark in Optical CD Integrated Metrology. In furtherance of Nova’s strategy to have identical fully matched integrated and stand-alone metrology tool generations, the Nova i500 offers the same metrology as the successful Nova T500 stand-alone platform, which was selected for 22nm design rule by a leading foundry. The Nova i500 provides unprecedented throughput with optical CD Move Acquire Measure (MAM) time of less than 1 second and optical CD performance that until now was only available on the Nova T500 system. Its unmatched reliability and long life consumables add to a lower cost of ownership (CoO) than any available Integrated Metrology system.

Noam Shintel, Director of Corporate Marketing said:  “As semiconductor manufacturers continue to move to advanced technology nodes, the need for complex Optical CD  measurements using integrated metrology increases. In Copper interconnect optical CD is now becoming an enabler for control of interconnect resistivity through control of metal line thickness. Nova achieved a market leading position and set the Integrated Metrology standard with the successful NovaScan 3090Next IM and now sets a new standard with the Nova i500. I see the performance and the lower CoO of the Nova i500 as enablers to not only maintain but also to grow our Integrated Metrology market share”.

Deploying the same metrology as the Nova T500 stand-alone system the Nova i500 provides optical CD metrology performance that answers the requirements of advanced technology nodes of 22nm and below in both CMP and Etch. With less than 1 second MAM time on measurement pad sizes as small as 25X25 microns, the throughput of the Nova i500 enables 100% pre & post polishing optical CD measurements. Having more than 4,500 hours Mean Time Between Failures (MTBF) the Nova i500 features the highest reliability of any Integrated Metrology system. Longer life lamps reduce consumables consumption and reduce the frequency of scheduled Preventive Maintenance (PM) thus further contributing to low CoO. A modern SEMI E95 compatible user interface coupled with a touch screen provides easy operation, independent of the host equipment’s user interface.

For more information on the Nova i500 visit: http://www.nova.co.il.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to: our dependency on two process control product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 26, 2010. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.